Exhibit 99.1

AMENDMENT NO.1 TO SHARE PURCHASE AGREEMENT

This Amendment No.1 (the “Amendment”) to the Share Purchase Agreement is made and entered into as of May 29, 2014 (the “Effective Date”), by and between:

(1)	Internet Gold-Golden Lines Ltd., a company duly organized under the laws of the State of Israel, having its registered office at 2 Dov Friedman Street, Ramat-Gan (the “Seller”); and

(2)
Norisha Holdings Limited, a company duly organized under the laws of the British Virgin Islands, having its registered office at the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (the “Purchaser”).

The Seller and the Purchaser are referred to collectively as the “Parties”.

WHEREAS,
on June 27, 2013, the Seller and the Purchaser entered into a Share Purchase Agreement (the “Agreement”) pursuant to which (1) the Seller sold 3,571,741 ordinary shares, par value NIS 0.1 each, of B Communications Ltd. to the Purchaser; and (2) the Seller agreed, that upon certain terms, the Purchaser would be entitled to receive Adjustment Shares and to purchase Option Shares; and

WHEREAS,
The parties agreed to revise the terms of the Agreement under the following basic terms: (1) The Purchaser will waive any of its current and future rights under the Agreement, including any rights to receive any "Adjustment Shares" or "Option Shares"/"Additional Shares", under the Agreement; (2) instead of the previous rights, the Seller will transfer to the Purchaser, without any further payment, and on a "Cashless" basis, 396,860 additional ordinary shares, par value NIS 0.1 each, of B Communications Ltd. (the: "Transferred Shares");

The value of the Transferred Shares reflects the net value derived from difference between the price of "Option Shares", as was defined in the Agreement (NIS 35 per Shares, for a total quantity of 892,935 "Option Shares") and the market price of the ordinary shares, par value NIS 0.1 each, of B Communications Ltd. as of noon (12:00) Israel time on May 29, 2014 (Means: NIS 63 Per shares, for a total quantity of 892,935 "Option Shares").

NOW, THEREFORE, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

Capitalized terms used but not otherwise defined in this Amendment shall have the same meaning ascribed to such terms in the Agreement.

2.	AMENDMENTS

2.1	The Parties agree that sections 2.3-2.5 of the Agreement shall be deleted and considered void.

The Parties agree to add the following new sections 2.3 and 2.4:

2.3 The Seller shall, on the Effective Date, transfer to the Purchaser without any additional cost such number of ordinary shares, par value NIS 0.1 each, of B Communications Ltd. (the “Additional Shares”), as derived from the following formula:

X = (892,935*A) - (892,935*35.00)

A

Where:

X = the Additional Shares; and

A = the market price of the ordinary shares, par value NIS 0.1 each, of B Communications Ltd. as of noon (12:00) Israel time on the Effective Date  .

The Additional Shares shall be free and clear of any liens, encumbrances and third party rights.

The Additional Shares are “restricted shares”. They have not been, and will not be, registered under the United States Securities Act of 1933, as amended..

"2.4 Limitations on Trading"

Neither the Purchaser nor any of its Affiliates shall enter into any transaction in the Transferred Shares until the registration of such shares under the Securities Act of 1933, as amended (the: ”Securities Act”) or until such shares may be sold pursuant to an exemption from registration under the Securities Act.

In addition the headline of section 2 shall be changed to: "2. PURCHASE AND SALE OF THE PURCHASE SHARES"

2.2	Section 6.2 to the agreement shall be replaced with the following:

  "6.2              Free and Clear

"At the Closing of the Amendment, the Transferred Shares, will be free and clear of any liens, encumbrances and third party rights. As of the signature of this amendment The Transferred Shares are held by the Seller free and clear of any liens, encumbrances and third party rights."

2.3
The Purchaser hereby waives any rights to receive any "Adjustment Shares" or "Option Shares"/"Additional Shares", under the Agreement and The Purchaser only right for shares shall be in accordance to the revised Section 2.3 to the agreement as mention in section 2.1 above.

This Amendment constitute the only and final rights of the purchaser according to the agreement, and the purchaser shall have no further rights, with respect to the agreement, other than as mentioned in section 2 of this amendments.

For the avoidance of doubt, with the execution of this Amendment Seller confirms that it has no claims against the Purchaser in connection with the Agreement and this Amendment.

3.	GOVERNING LAW

The Amendment shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to the principles thereof relating to conflict of laws. The Parties consent and submit to the exclusive jurisdiction of the competent courts of Central District, Israel, which shall have jurisdiction to hear all disputes arising in connection with this Amendment and no other courts shall have any jurisdiction whatsoever in respect of such disputes.

4.	MISCELLANEOUS

Other than as expressly provided in this Amendment, the provisions and the representations/undertakings of the Agreement shall remain unchanged and in full force and effect in accordance with the terms thereof and shall be effective with respect to this Amendment as well. This Amendment shall form an integral part of the Agreement.

This Amendment has been duly executed and delivered on the Effective Date.

Internet Gold-Golden Lines Ltd.

By:

Signature: _________________________

Name: ____________________________

Title: _____________________________

Norisha Holdings Limited

By:

Signature: _________________________

Name: ____________________________

Title: _____________________________